EXHIBIT 12.1

STATEMENTS REGARDING COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

	Nine Months Ended		Years Ended December 31
	September 30, 2003	September 30, 2002	2002	2001	2000	1999	1998
Fixed Charges:			(dollars in thousands)
Interest charges	$15,410	$23,248	$28,196	$21,446	$6,838	$6,632	$8,068
Interest portion of rent expense	95	64	89	56	15	30	22

Total fixed charges	$15,505	$23,312	$28,285	$21,502	$6,853	$6,662	$8,090

Earnings:
Earnings	$13,222	$(2,310)	$245	$1,870	$15,528	$7,782	$4,306
Interest charges	15,410	23,248	28,196	21,446	6,838	6,632	8,068
Interest portion of rent expense	95	64	89	56	15	30	22

Total earnings	$28,727	$21,002	$28,530	$23,372	$22,381	$14,444	$12,396

Ratio of earnings to fixed charges	1.9x	—	1.0x	1.1x	3.3x	2.2x	1.5x

Ratio of Net Debt to Adjusted EBITDA

	As of September 30, 2003
	Actual	As Adjusted
	(dollars in thousands)
Total debt	$279,668	$281,068
Cash and cash equivalents	(269)	(269)

Net debt	$279,399	280,799

Net income	$15,706	$15,706
Income tax expense	71	71
Loss on sale of property and equipment	4	4
Interest expense, net	20,243	20,243
Depreciation	3,357	3,357
Noncash employee compensation	2,173	2,173

Adjusted EBITDA	$41,554	$41,554

Ratio of net debt to Adjusted EBITDA	6.7x	6.8x